FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File No. 000-49760

MEGAWEST ENERGY CORP.

(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

an Exploration Stage Company

Interim Consolidated Financial Statements

January 31, 2008

MegaWest Energy Corp (an exploration stage company)

Consolidated Balance Sheets

(Unaudited)

(in Canadian dollars)	January 31, 2008	April 30, 2007

Assets
Current assets
Cash and cash equivalents	$9,586,823	$29,328,951
Accounts receivable and prepaid expenses	370,224	125,590
	9,957,047	29,454,541

Marketable securities (note 2)	523,425	1,851,960
Restricted cash (note 3)	-	341,250
Oil and gas assets (note 4)	44,956,377	20,756,355
Administrative assets (note 5)	237,126	128,741

	$55,673,975	$52,532,847

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$699,132	$1,301,640

Convertible promissory notes (note 6)	1,795,645	1,867,387
Exchange shares (note 7)	947,150	1,061,055
Asset retirement obligations	195,008	154,244
	3,636,935	4,384,326

Shareholders' Equity
Share capital (note 8)	52,329,996	41,168,088
Warrants (note 8)	21,550,625	14,702,031
Equity portion of convertible promissory notes (note 6)	120,566	120,566
Equity portion of exchange shares (note 7)	8,599,442	8,599,442
Contributed surplus	3,182,088	2,365,598
Accumulated deficit from prior operations	(562,633)	(562,633)
Accumulated deficit during the exploration stage	(33,183,044)	(18,244,571)
	52,037,040	48,148,521
Future operations (note 1) Commitments (notes 4 and 11) Subsequent event (note 7)
	$55,673,975	$52,532,847

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)

Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	Three months ended January 31		Nine months ended January 31		From Exploration Stage Inception through January 31, 2008
(in Canadian dollars)	2008	2007	2008	2007

Interest income	$140,325	$2,564	$670,893	$2,564	$934,016

Expenses
General and administrative
Salaries and benefits	634,562	388,212	1,880,665	388,212	3,052,550
Professional fees	137,046	107,173	555,456	153,136	845,445
Investor relations	207,565	7,374	509,016	7,374	509,016
Office operations and rent	283,540	63,193	697,801	74,350	979,953
Capitalized general and administrative costs	(251,350)	-	(791,771)	-	(968,371)
Stock-based compensation related to:
stock options	257,280	1,170,728	976,560	1,170,728	2,840,008
warrants	-	1,600,800	-	1,600,800	1,600,800
shares issued for services	123,900	-	394,900	-	829,800
Capitalized stock-based compensation costs	(89,172)	-	(272,079)	-	(272,079)
	1,303,371	3,337,480	3,950,548	3,394,600	9,417,122
Foreign exchange (gain)/loss	(535,544)	(92,243)	1,817,125	(92,243)	3,365,965
Financing costs (note 8)	2,466,000	-	2,466,000	-	2,466,000
Loss on marketable securities (note 2)	1,328,535	-	1,328,535	-	1,570,575
Accretion on promissory notes	43,295	22,985	133,403	22,985	204,673
Depreciation and asset retirement accretion	16,090	10,001	65,350	10,001	77,723
	4,621,747	3,278,223	9,760,961	3,335,343	17,102,058

Net loss and comprehensive loss	$(4,481,422)	$(3,275,659)	$(9,090,068)	$(3,332,779)	$(16,168,042)

Net loss per share
Basic and diluted	$(0.06)	$(0.21)	$(0.12)	$(0.35)	$(0.27)

Weighted average shares outstanding
Basic and diluted	79,456,484	15,675,272	75,398,477	9,450,091	60,756,182

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)

Consolidated Statements of Shareholders' Equity (Deficiency in Assets)

(Unaudited)

	Share Capital				Contributed Surplus	Equity Portion of Convertible Debt	Accumulated Deficit from Prior Operations	Accumulated Deficit during Exploration Stage	Accumulated Other Comprehensive Income (Loss)	Shareholder's Equity (Deficiency in Assets)
(in Canadian dollars)	Shares	Amount	Warrants	Exchange Shares

Balance, April 30, 2005	6,337,500	$ 207,342	$ -	$ -	$ 168,750	$ -	$ (282,569)	$ -	$ -	$ 93,523
Net loss for the year	-	-	-	-	-	-	(222,945)	-	-	(222,945)
Balance, April 30, 2006	6,337,500	207,342	-	-	168,750	-	(505,514)	-	-	(129,422)

Shares issued on private placements	59,373,550	34,203,821	3,729,000	-	368,400	-	-	-	-	38,301,221
Shares issued for properties	5,250,000	6,062,825	-	8,599,442	-	-	-	(11,408,638)	-	3,253,629
Shares issued for services	375,000	434,900	-	-	-	-	-	-	-	434,900
Shares issued on debt settlement	600,000	165,700	-	-	-	-	-	-	-	165,700
Shares issued on option exercise	500,000	93,500	-	-	(35,000)	-	-	-	-	58,500
Stock based compensation	-	-	-	-	1,863,448	-	-	-	-	1,863,448
Consulting warrants	-	-	1,600,800	-	-	-	-	-	-	1,600,800
Incentive warrants	-	-	9,372,231	-	-	-	-	-	-	9,372,231
Issue convertible promissory notes	-	-	-	-	-	120,566	-	-	-	120,566
Net loss for the year	-	-	-	-	-	-	(57,119)	(6,835,933)	-	(6,893,052)
Balance, April 30, 2007	72,436,050	41,168,088	14,702,031	8,599,442	2,365,598	120,566	(562,633)	(18,244,571)	-	48,148,521
Adoption of accounting standard (note 1)
	-	-	-	-	-	-	-	-	242,040	242,040
Shares issued for services (note 8)	375,000	394,900	-	-	-	-	-	-	-	394,900
Shares issued for properties (note 4(e))	500,000	486,250	45,707	-	-	-	-	-	-	531,957
Shares issued for properties (note 3)	4,750,000	5,500,975	-	-	-	-	-	(5,848,405)	-	(347,430)
Shares issued on option exercise	344,593	160,070	-	-	(160,070)	-	-	-	-	-
Shares issued on warrant exercise	4,863,681	4,619,713	(4,529,534)	-	-	-	-	-	-	90,179
Stock based compensation (note 9)	-	-	-	-	976,560	-	-	-	-	976,560
Incentive warrants (note 4(e))	-	-	8,810,850	-	-	-	-	-	-	8,810,850
Warrant extension (note 8(b))	-	-	2,466,000	-	-	-	-	-	-	2,466,000
Incentive warrants (note 8(b))	-	-	55,571	-	-	-	-	-	-	55,571
Comprehensive loss on marketable securities (note 2)	-	-	-	-	-	-	-	-	(1,570,575)	(1,570,575)
Recognition of non-temporary loss on marketable securities (note 2)	-	-	-	-	-	-	-	-	1,328,535	1,328,535
Net loss for the period	-	-	-	-	-	-	-	(9,090,068)	-	(9,090,068)
Balance, January 31, 2008	83,269,324	$52,329,996	$ 21,550,625	$ 8,599,442	$ 3,182,088	$ 120,566	$ (562,633)	$ (33,183,044)	$ -	$ 52,037,040

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended January 31		Nine months ended January 31		From Exploration Stage Inception through January 31, 2008
(in Canadian dollars)	2008	2007	2008	2007

Operating activities
Net loss	$(4,481,422)	$(3,275,659)	$(9,090,068)	$(3,332,779)	$(16,168,402)
Items not involving cash
Stock-based compensation	292,008	2,771,528	1,099,381	2,771,528	4,998,529
Foreign exchange	(486,274)	14,321	2,028,416	14,321	3,634,733
Accretion on promissory notes	43,295	22,985	133,403	22,985	204,673
Depreciation and asset retirement accretion	16,090	10,001	65,350	10,001	77,723
Loss on marketable securities	1,328,535	-	1,328,535	-	1,570,575
Financing costs	2,466,000	-	2,466,000	-	2,466,000
Change in non-cash working capital	(112,754)	50,336	(852,144)	101,128	(22,789)
	(934,522)	(406,488)	(2,821,127)	(412,816)	(3,238,958)
Financing activities
Proceeds from private placements	-	9,398,628	-	9,398,628	38,301,221
Proceeds from stock option and warrant exercises	90,179	-	90,179	-	148,679
Notes payable	-	-	-	-	(40,000)
	90,179	9,398,628	90,179	9,398,628	38,409,900
Investing activities
Expenditures on oil and gas assets	(6,858,754)	(1,939,245)	(14,524,566)	(1,939,245)	(14,888,535)
Expenditures on administrative assets	(33,389)	-	(153,849)	-	(284,963)
Acquisitions net of cash acquired					(4,585,610)
Marketable securities	-	-	-	-	(1,851,960)
	(6,892,143)	(1,939,245)	(14,678,415)	(1,939,245)	(21,611,068)

Change in cash and cash equivalents	(7,736,486)	7,052,895	(17,409,363)	7,046,567	13,559,874
Exchange rate fluctuations on change in cash and cash equivalents	645,068	-	(2,332,765)	-	(3,980,864)
Cash and cash equivalents, beginning of period	16,678,241	7,813	29,328,951	14,141	7,813
Cash and cash equivalents, end of period	$9,586,823	$7,060,708	$9,586,823	$7,060,708	$9,586,823

Non-Cash investing activities
Common shares issued for properties	$5,987,225	$-	$5,987,225	$-	$12,050,050
Exchange shares issued for properties	$-	$-	$-	$-	$9,660,497
Warrants granted for properties	$45,707	$-	$45,707	$-	$45,707
Incentive warrants vested on property acquisition	$8,866,421	$-	$8,866,421	$-	$18,238,652
Capitalized stock-based compensation	$89,172	$-	$272,079	$-	$272,079

Non-Cash financing activities
Common shares issued on debt settlement	$-	$165,700	$-	$165,700	$165,700
Common shares issued on exercise of options and warrants	$4,779,783	$-	$4,734,604	$-	$4,779,783
Common shares issued for services	$123,900	$-	$394,900	$-	$829,800

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended January 31, 2008

(in Canadian dollars unless otherwise stated) (Unaudited)

These interim consolidated financial statements of MegaWest Energy Corp ("MegaWest" or the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada following the same accounting policies as the consolidated financial statements for the year ended April 30, 2007, except as described in note 1. The disclosures provided herein are incremental to those included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction the consolidated financial statements and the notes thereto for the year ended April 30, 2007 since these interim financial statements do not contain all disclosures required by GAAP.

1.	Basis of Presentation
(a)	Exploration Stage and Future Operations:

MegaWest is a Canadian company, registered under the Business Corporations Act (Alberta), that operates a number of heavy oil exploration projects in the United States. Since November 2006 to date, MegaWest is an exploration stage oil and gas company. Activities included analysis and evaluation of technical data, preparation of exploration drilling and preliminary geological models, conceptual engineering and construction of thermal demonstration projects, exploration drilling and securing capital to fund operations and required capital investment.

MegaWest anticipates spending its existing funds in the first quarter of fiscal 2009 to acquire, explore, appraise and develop new and existing oil and gas projects. MegaWest will need additional funds to continue operations and fund the remainder of its fiscal 2009 activities. In addition, the ultimate development of MegaWest’s oil and gas projects, if proven commercial, will require additional funding. MegaWest’s future operations are dependent upon its ability to obtain additional financing and ultimately achieve profitable operations. MegaWest is in the process of seeking additional capital, which could be in the form of equity, debt and or joint venture farmouts. The outcome of these matters cannot be predicted with certainty at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding or obtain profitable operations.

(b)	Adoption of New Accounting Standards:

On May 1, 2007, MegaWest adopted new Canadian accounting standards regarding other comprehensive income, financial instruments and hedge accounting as prescribed by the Canadian Institute of Chartered Accountants ("CICA") handbook.

(i)	Section 1530 Comprehensive Income ("S.1530") and Section 3251 Equity ("S.3251"):

S.1530 requires presentation of certain gains and losses outside of net income, such as unrealized gains or losses related to hedges or other derivative instruments. Other comprehensive income represents items such as the change in equity arising from unrealized gains and losses from financial instruments designated as available-for-sale and changes in fair market value of derivatives designated as hedges, and is presented as a separate component of shareholders’ equity on the balance sheet. S.3251 established standards for the presentation of equity and changes in equity during the period.

(ii)	Section 3855 Financial Instruments – Recognition and Measurements ("S.3855") and Section 3861 Financial Instruments – Disclosure and Presentation ("S.3861"):

S.3855 establishes standards for recognizing and measuring financial assets and financial liabilities and non-financial derivatives as required to be disclosed under S.3861. Financial instruments are required to be classified in one of five ways: (i) held for trading, (ii) held to maturity, (iii) loans and receivables (iv) available-for-sale, or (v) other financial liabilities.

At May 1, 2007 MegaWest’s financial instruments include cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities, convertible promissory notes, and exchange shares. Cash and cash equivalents and accounts receivable are considered held to maturity and are recorded at amortized cost. Marketable securities are considered available-for-sale and are recorded at fair value, with the changes in fair

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended January 31, 2008

(in Canadian dollars unless otherwise stated) (Unaudited)

value recorded in comprehensive income. On adoption, a $242,040 adjustment was made to the marketable securities to record them at fair value. Convertible promissory notes are considered other financial liabilities and are recorded at amortized cost.

(iii)	Section 3865 Hedges ("S.3865"):

S.3865 establishes standards for how and when hedge accounting may be applied. MegaWest does not currently participate in any hedging activities.

MegaWest also adopted Section 1506 Accounting Changes, the only impact of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Sections 3862 Financial Instrument Disclosures and 3863 Financial Instruments Presentation, which are required to be adopted for fiscal years beginning on or after October 1, 2007. MegaWest will adopt these standards on May 1, 2008 and it is expected the only effect on the Company will be incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

(c)	Principles of Consolidation:

These financial statements include the accounts of MegaWest and the following 100% owned subsidiaries. All intercompany balances and transactions have been eliminated.

MegaWest Energy USA Corp
MegaWest Energy Texas Corp (formerly Trinity Sands Energy LLC)
MegaWest Energy Kentucky Corp (formerly Kentucky Reserves LLC)
MegaWest Energy Missouri Corp (formerly Deerfield Energy LLC)
MegaWest Energy Kansas Corp (formerly Deerfield Energy Kansas Corp.)
MegaWest Energy Montana Corp

2.	Marketable Securities:

MegaWest acquired 7,500,000 common shares of Energy Finders Inc., who is our joint venture partner on the Trinity Sands project, for $1,851,960 (U.S. $1,650,000) being approximately nine percent of its issued and outstanding share capital. The quoted market price of Energy Finder's shares on January 31, 2008 was U.S. $0.07 per share, converting to an approximate market value of $523,425 (U.S. $525,000). Due to the non-temporary decline in value, the Company recognized the year to date loss of $1,328,535 on its Energy Finders investment in the statement of operations.

3.	Deerfield Energy LLC Acquisition and Restricted Cash:

In connection with the Deerfield Energy LLC (“Deerfield Missouri”) acquisition on April 5, 2007, part of the consideration given was contingent upon meeting the terms of an escrow agreement. Pursuant to this agreement, shares and cash were held in escrow until either the modification of certain development agreements into oil and gas leases or until 4,000 acres of replacement acreage had been leased. To fulfill the escrow requirements, the Company engaged in a leasing program in Missouri and in October 2007, surpassed the 4,000 acre threshold of replacement acreage. As a result, the US$300,000 cash and 4,750,000 shares of common stock held in escrow were released. Of the cash held in escrow, US$100,000 plus interest was paid to the Company for reimbursement of costs associated with leasing the replacement acreage.

Upon satisfying the escrow terms, the remaining consideration of $5,848,405 attributable to the acquisition has been recorded as a deficit adjustment, with a corresponding credit to cash in trust and share capital. The acquisition cost was recorded as a deficit adjustment since the transaction was between related parties, as at the acquisition date the President and Chief Executive Officer of MegaWest was also the President and unitholder of Deerfield Missouri (held 15.86% of the issued and

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended January 31, 2008

(in Canadian dollars unless otherwise stated) (Unaudited)

outstanding units). The value of the common shares issued was based on the cash consideration received for recent private placements of shares around the acquisition date.

4.	Oil & Gas Assets:

To January 31, 2008, all of the Company’s properties are unproven and have not reached commercial production levels. Accordingly, no provision for depletion expense has been made and to date all oil sales net of royalties have been netted against project costs.

The following table summarizes the oil and gas assets by project.

	Chetopa (a)	Deerfield (b)	Kentucky (c)	Trinity (d)	Big Sky (e)	Other (f)	Total
Oil and Gas Assets
Balance, April 30, 2007	$ 861,901	$ 91,281	$18,773,383	$ 1,021,297	$ -	$ 8,493	$ 20,756,355
Additions	2,366,176	3,598,613	2,457,794	4,753,636	156,568	703,507	14,036,294
Pre-commercial oil sales	(590,650)	-	-	-	-	-	(590,650)
Acquisitions	-	-	-	-	9,690,527	-	9,690,527
Capitalized stock-based compensation	35,943	80,037	56,943	96,406	2,751	-	272,080
Capitalized general and administrative costs	103,907	230,830	167,552	281,637	7,845	-	791,771

Balance, January 31, 2008	$ 2,777,277	$ 4,000,761	$ 21,455,672	$ 6,152,976	$ 9,857,691	$ 712,000	$ 44,956,377
(a)	Chetopa, Kansas

The Chetopa project is an unproved heavy oil project located two miles south of Chetopa, Kansas. The assets include certain oil and gas facilities, equipment, steam injection and oil production wells and a 100 percent interest in two oil and gas leases covering 392 acres.

During the nine months ended January 31, 2008, the project operated in a pre-commercial stage, as the Company continues to commission the facilities. During the quarter the facility was shut down for an extended period to upgrade certain equipment and wells. Expenditures in the quarter consisted of operating and capital costs. To January 31, 2008, $590,650 of oil sales, net of royalties, has been netted against the costs.

As part of the project, MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable after MegaWest recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project’s net revenues. As at January 31, 2008 no amount of net revenue interest has been paid as MegaWest has not recovered its capital and operating costs.

(b)	Deerfield, Missouri

The Deerfield Missouri project includes a 100 percent interest in approximately 10,306 unproved acres of oil and gas leases in Missouri.

(c)	Kentucky Reserves, Kentucky

The Kentucky Reserves project includes a 62.5 percent working interest in the shallow rights and an additional 37.5 percent working interest in the deep rights, in certain oil and gas leases totaling approximately 35,400 unproved acres in Kentucky.

As part of the acquisition of Kentucky Reserves, MegaWest is obligated to spend U.S. $15,000,000 on the project by October 2009. In the event MegaWest does not complete this work program, the Company is obligated to pay 37.5

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended January 31, 2008

(in Canadian dollars unless otherwise stated) (Unaudited)

percent of the unspent balance to its joint venture partner. To January 31, 2008 MegaWest has spent approximately $2.5 million towards this commitment.

(d)	Trinity Sands, Texas

Currently, MegaWest’s interest in the project consists of approximately 34,600 unproved acres in Texas. Pursuant to earn-in agreements MegaWest may earn up to a 66.67 percent working interest in all leased acreage. Included in the total acreage are 20,600 acres in which MegaWest has already earned a 50 percent working interest and another 13,385 acres in which MegaWest has already earned a 12.5 percent working interest.

(e)	Big Sky, Montana

On October 24, 2007 MegaWest completed the acquisition of a 40 percent working interest in two prospects in Montana totaling 37,400 unproved acres. MegaWest will earn an addition 20 percent working interest in each prospect by carrying its working interest partner through the first U.S. $2.5 million of work. In addition, MegaWest and its working interest partner have established a regional Area of Mutual Interest (“AMI”) covering approximately 1,000,000 acres that shall remain active for the next two years. The interest in the AMI shall be divided 65 percent to MegaWest and 35 percent to its partner. MegaWest shall pay for the lease acquisition, initial geological and geophysical activity, drilling and completing of all wells, if any, comprising an agreed upon initial work program for each new prospect within the AMI and shall receive 100 percent payout of all such costs and expenses incurred for each such prospect prior to its partner receiving its respective share.

The cost of the acquisition was $9,690,527 and consisted of:

Cash (U.S.$300,000)	$309,034
Common shares (500,000)	486,250
Warrants (250,000 exercisable at U.S.$2.50)	45,707
Incentive warrants (10,000,000)	8,810,850
Expenses	38,686
Total acquisition cost	$9,690,527

The amounts assigned to the common shares and warrants were based on their fair values on their issue dates. The fair value of common shares was based on the cash consideration received for the most recent private placements of shares. The fair value of the warrants was estimated at $0.18 (U.S.$0.19) per warrant using the Black-Scholes option pricing model assuming a volatility of 89 percent, risk free interest rate of 3.83 percent and term of 1.5 years. The incentive warrants were issued in December 2006 to provide additional prospects for MegaWest and the acquisition triggered the vesting of 10,000,000 of these incentive warrants. The fair value of the incentive warrants was estimated at $0.88 (U.S.$ 0.91) per warrant using the Black-Scholes option pricing model assuming a volatility of 89 percent, risk free interest rate of 3.83 percent and term of 1.3 years.

(f)	Other

Other costs consist primarily of four used steam generators and related equipment that will be assigned to a project once a project is established and the location is determined.

5.	Administrative Assets:

Administrative assets consist of office equipment, furniture and leasehold improvements.

	Cost	Accumulated Depreciation	Net book Value
Balance, April 30, 2007	$ 131,113	$ 2,372	$ 128,741
Additions	153,849	45,464	108,385
Balance, January 31, 2008	$ 284,962	$ 47,836	$ 237,126

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended January 31, 2008

(in Canadian dollars unless otherwise stated) (Unaudited)

6.	Convertible Promissory Notes:

In December 2006, MegaWest assumed two convertible promissory notes totaling $1,952,335 (U.S. $1,700,000) in conjunction with the acquisitions of its Trinity and Kansas projects. As part of the assumption, MegaWest agreed to the following terms: interest accrues at six percent and the outstanding interest and principal are convertible into MegaWest common shares at U.S. $0.25 per share until June 20, 2008. The fair value of the conversion feature at the date of assumption was estimated to be $120,566 and has been classified as equity.

MegaWest has recorded $43,295 and $133,403 of accretion expense for the three and nine month period ended January 31, 2008, respectively (three and nine months ended January 31, 2007 - $22,985).

7.	Exchange Shares:

As part of the consideration given to acquire Trinity Sands Energy LLC in April 2007, MegaWest issued 95,000 class B shares of its subsidiary, MegaWest Energy USA Corp. Subsequent to January 31, 2008 all of the class B shares were converted into 9,500,000 common shares of MegaWest. On conversion, the liability and equity portions of the exchange shares in the amount of $9,556,567 were recorded to share capital.

8. Share Capital and Warrants:

(a)	Share Capital:

The authorized capital of MegaWest consists of unlimited common shares without par value and unlimited preferred shares without par value.

The common share transactions during the nine months ended January 31, 2008 included:

(i)	375,000 shares issued to a consultant for advisory services with a total value of $394,900.
(ii)	500,000 shares issued as partial consideration for the Montana Big Sky acquisition (note 4(e));
(iii)	4,750,000 shares released from escrow issued as consideration for the Deerfield Energy acquisition (note 3);
(iv)	344,593 shares on cashless exercise of 525,000 employee stock options;
(v)

180,000 shares on exercise of 180,000 unit rights. Each unit was exercised at U.S.$0.50 and consisted of one common share and one-half warrant. Each whole warrant is exercisable into one common share at U.S.$1.00 until July 5, 2008; and

(vi)	4,683,681 shares on cashless exercise of 5,050,000 incentive warrants.
(b)	Warrants:

The following table summarizes the changes in warrants outstanding during the nine months ended January 31, 2008:

	Number of Warrants	Weighted Avg. Exercise Price
Outstanding, April 30, 2007	44,092,623	U.S. $0.63
Granted	340,000	$2.10
Exercises	(5,050,000)	$0.10
Outstanding, January 31, 2008	39,382,623	U.S. $0.71

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended January 31, 2008

(in Canadian dollars unless otherwise stated) (Unaudited)

The following table summarizes the warrants outstanding as of January 31, 2008:

Warrant Type	Warrants Outstanding			Warrants Vested
	Number	Weighted Ave. Remaining Life	Weighted Ave. Exercise Price	Number	Weighted Ave. Exercise Price
Incentive (i)	14,450,000	1.0 years	U.S. $0.10	13,950,000	U.S. $0.10
Consulting (ii)	6,000,000	0.9 years	U.S. $0.50	6,000,000	U.S. $0.50
Private Placement (iii)	4,302,500	0.4 years	U.S. $1.00	4,302,500	U.S. $1.00
Private Placement (iii)	14,380,123	0.6 years	U.S. $1.30	14,380,123	U.S. $1.30
Purchase (iv)	250,000	1.2 years	U.S. $2.50	250,000	U.S. $2.50
	39,382,623	0.8 years	U.S. $0.71	38,882,623	U.S. $0.72
(i)

The incentive warrants were issued in an effort to secure additional non-conventional oil and gas prospects. The warrants allow the holders to purchase common shares from MegaWest at an exercise price of U.S.$0.10 per share until January 15, 2009. 9,000,000 warrants vested on the Kentucky Reserves acquisition, and 10,000,000 warrants vested on the Montana Big Sky acquisition. The remaining 500,000 warrants can vest if the holder brings a project of merit to the Company that has an economic value of at least U.S.$1.00 per share.

On September 18, 2007, the Company extended the expiry date of the incentive warrants to January 15, 2009.

(ii)	The consulting warrants were issued to various investor relations and other contractors. The consulting warrants vest on grant date, expire on January 5, 2009.
(iii)

The private placement warrants were issued in conjunction with the private placements completed in January and March of 2007. The warrants were to expire on January 5 and March 1, 2008, respectively. On December 14, 2007 the Company extended the term of these warrants to July 5 and August 28, 2008, respectively.

Due to the six-month extension of the warrant terms MegaWest recorded a financing cost in the amount of $2,466,000. The financing cost was based on the incremental fair value attributable to the extension, calculated using the Black-Scholes option pricing model.

(iv)	The purchase warrants were issued in conjunction with the Montana asset purchase in October 2007. The warrants expire on April 24, 2009.
(c)	Unit rights:

The unit rights represent rights to buy an additional 375,000 units at U.S.$1.00 per unit under the same terms as the March 2007 private placement (each unit includes one common share and one half common share purchase warrant exercisable at U.S.$1.30). These rights, including the underlying common share purchase warrants, expire on August 28, 2008.

9. Stock Options:

MegaWest has two stock option plans, one intended for Canadian employees (the “2004 plan”) and one for U.S. employees (the “2007 plan”). The number of shares reserved for issuance in aggregate under both plans limited to 20 percent of the issued and outstanding common shares of MegaWest. The exercise price, term and vesting schedule of stock options granted are set by the board of directors at the time of grant.

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended January 31, 2008

(in Canadian dollars unless otherwise stated) (Unaudited)

The following table summarizes the changes in stock options outstanding during the nine months ended January 31, 2008:

	Number of Options	Weighted Avg. Exercise Price
Outstanding, April 30, 2007	9,669,000	U.S. $0.62
Granted	1,270,000	$1.83
Exercises	(525,000)	$0.51
Forfeitures	(400,000)	$0.63
Outstanding, January 31, 2008	10,014,000	U.S. $0.77

The following table summarizes information about the options outstanding and exercisable at January 31, 2008:

	Options Outstanding			Options Vested
Exercise Price	Options	Weighted Ave. Remaining Life	Weighted Ave. Exercise Price	Options	Weighted Ave. Exercise Price
U.S.$0.10	1,250,000	3.9 years	U.S. $ 0.10	1,250,000	U.S. $ 0.10
U.S.$0.50	4,892,500	3.1 years	$0.50	4,090,000	$0.50
U.S.$1.00	2,351,500	3.3 years	$1.00	1,228,500	$1.00
U.S.$1.57 - $2.25	1,520,000	3.7 years	$1.86	415,000	$2.05
	10,014,000	3.3 years	U.S. $0.77	6,983,500	U.S. $0.61

For the three months ended January 31, 2008, the Company recorded $257,280 (2007 – $1,170,728) of stock-based compensation expense related to stock options with a corresponding increase in contributed surplus, of which $89,172 was capitalized. The fair value of the options granted for the three months ended January 31, 2008 was estimated to be $0.47 (U.S. $0.47) per option and was determined using the Black-Scholes option pricing model with the following assumptions: expected volatility of 75 percent, risk-free interest rate of 3.7 percent and expected lives of four years.

For the nine months ended January 31, 2008, the Company recorded $976,560 (2007 – $1,170,728) of stock-based compensation expense related to stock options with a corresponding increase in contributed surplus, of which $272,079 was capitalized. The fair value of the options granted for the nine months ended January 31, 2008 was estimated to be $0.78 (U.S. $0.78) per option and was determined using the Black-Scholes option pricing model with the following assumptions: expected volatility of 79 percent, risk-free interest rate of 3.97 percent and expected lives of four years.

10.	Related Party Transactions:

The Company incurred the following related party transactions in the three and nine month periods ended January 31. These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

(a)

The Chief Financial Officer ("CFO") is affiliated with a company that provides MegaWest with ongoing investor relations services. For the three and nine month periods ended January 31, 2008 the Company paid $45,000 and $144,600, respectively for these services (2007 – nil).

(b)

Pursuant to employment contracts, MegaWest paid $159,914 and $474,041 respectively, in salaries and benefits to the Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”) and CFO for the three and nine month periods ended January 31, 2008 (the three and nine month periods ended January 31, 2007 - $317,016).

(c)

The acquisitions of the Chetopa, Deerfield Missouri and Trinity Sands projects in fiscal 2007 were considered related party transactions, since at their respective acquisition dates, the CEO of MegaWest was also the Chief Operating Officer and unitholder of Trinity Sands (47.37 percent of issued and outstanding units) and Deerfield Missouri (15.86 percent of the issued and outstanding units), the parent company of the Chetopa project.

As a result, MegaWest’s CEO, or a private company controlled by him, received: (i) 39,650 of the shares of MegaWest common stock issued to acquire the Chetopa project; (ii) US$251,880 cash to acquire Deerfield Missouri, including a change of control fee, and 753,360 shares of MegaWest common stock; and (iii) U.S.$94,737 cash of the consideration

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended January 31, 2008

(in Canadian dollars unless otherwise stated) (Unaudited)

issued to acquire Trinity Sands and 45,000 class B exchange shares of our subsidiary, MegaWest Energy (USA) Corp. that were converted into 4,500,000 shares of MegaWest common stock in February 2008.

(d)

In December 2006, 10,000,000 incentive warrants (exercisable for shares of our common stock at US$0.10 per share) were granted to Endurance Energy Consulting Ltd., a private company controlled by MegaWest’s COO and 9,000,000 incentive warrants (exercisable for shares of our common stock at US$0.10 per share) were granted to Gladrock Energy LLC, a private company that is controlled by a director of MegaWest. The warrants were granted as consideration of the holder's efforts in identifying, evaluating and delivering oil and gas properties to MegaWest as the Endurance warrant holders were credited with the Montana Big Sky project and Gladrock was credited with the Kentucky Reserves acquisition.

(e)	The Company incurred $72,108 and $87,608 respectively, in general and administrative costs to entities controlled by former directors in the three and nine month periods ended January 31, 2007.
11.	Commitments and Contractual Obligations:

In addition to the commitments and contractual obligations disclosed elsewhere in these financial statements, MegaWest has the following commitments and obligations:

(a)	Office and Equipment Leases:

Remainder of fiscal 2008	$ 59,593
2009	241,620
2010	241,620
2011	241,620
2012	237,836
Thereafter	420,836
Total	$ 1,443,125
(b)	Severance Obligations:

Pursuant to employment agreements with the Company’s CEO, COO and CFO, the Company is obligated to pay up to approximately $700,000 under certain events around employment termination.

12. Segmented Information

MegaWest presently has one reportable business segment, that being oil and gas exploration and development. MegaWest’s corporate and administrative operations are carried on in Canada, while all of the oil and gas properties and operations are located in the United States.

	Three Months Ended January 31, 2008
	Canada	USA	Consolidated
Interest income	$ 140,325	$ -	$ 140,325

Expenses	3,844,846	-	3,844,846
Foreign currency loss (gain)	(535,544)	-	(535,544)
Loss on marketable securities	1,328,535	-	1,328,535

Net income (loss)	(4,481,422)	-	(4,481,422)

Segment administrative assets	237,126	-	237,126
Segment oil and gas assets	712,000	44,244,377	44,956,377

Administrative asset additions	33,389	-	33,089
Oil and gas asset additions	500,125	5,407,214	5,907,339

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended January 31, 2008

(in Canadian dollars unless otherwise stated) (Unaudited)

	Nine Months Ended January 31, 2008
	Canada	USA	Consolidated
Interest income	$ 670,893	$ -	$ 670,893

Expenses	6,568,161	47,140	6,615,301
Foreign currency loss (gain)	1,817,125	-	1,817,125
Loss on marketable securities	1,328,535	-	1,328,535

Net income (loss)	(9,042,928)	(47,140)	(9,090,068)

Segment administrative assets	237,126	-	237,126
Segment oil and gas assets	712,000	44,244,377	44,956,377

Administrative asset additions	153,849	-	153,849
Oil and gas asset additions	703,507	23,496,515	24,200,022

13. Comparative Figures

Certain comparative figures have been reclassified to conform with current period presentation.

MegaWest Energy Corp.

Management Discussion and Analysis as of March 26, 2008

(in Canadian dollars unless otherwise indicated)

MANGAGEMENT DISCUSSION AND ANALYSIS as of March 26, 2008

Management’s discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for MegaWest Energy Corp (“MegaWest” or the “Company”). It should be read in conjunction with the interim consolidated financial statements and the notes thereto for the nine months ended January 31, 2008 and 2007, the annual consolidated financial statements for the year ended April 30, 2007 and 2006 and the related notes thereto, prepared in accordance with Canadian generally accepted accounting principles.

NATURE OF BUSINESS

MegaWest is an exploration stage non-conventional oil company with emphasis on North American heavy oil projects. The MegaWest has operatorship of, and owns or has the right to earn a majority interest in, over 115,000 acres of prospective oil sands leases in Missouri, Kansas, Kentucky, Texas, Montana and is continuing to seek additional oil and gas properties to add to its portfolio. MegaWest is an Alberta, Canada company whose shares trade in the United States on the Over-the-Counter Bulletin Board exchange (“OTC”) under the symbol “MGWSF”.

RESULTS OF OPERATIONS

Operational and Project Review

MegaWest’s projects are currently in the exploration stage. MegaWest’s strategy is to evaluate, enhance and exploit each project through:

•	geoscience and engineering analysis to validate each project and identify technologies which may result in economic recovery;
•	field work including seismic, drilling and operation of pilot projects to corroborate engineering and geoscience analysis, resulting in a commercial project design and development plan; and
•	engage an independent third-party to establish the value of commercial reserves, leading to farm-out, sale, or funding and execution of the commercial development plan.

The objectives of the Company’s fiscal 2008 budget was to establish reserves and demonstrate commercial feasibility through delineation drilling and the completion of a thermal pilot or enhanced recovery production tests. To date, MegaWest has identified significant resource potential on part of its lands through exploration drilling and analysis, which has been confirmed through the results of an independent reserves and resource report, announced on December 11, 2007. In addition, during the nine months ended MegaWest has had its Chetopa steam project operating and producing oil and has recently completed construction and began injecting steam at its Marmaton River project in Missouri.

Deerfield, Missouri

The Deerfield Missouri area includes a 100 percent interest in 10,306 unproved acres of oil and gas leases in Missouri and the Marmaton River project. In October 2007, MegaWest satisfied the terms of the Deerfield escrow agreement that arose from the April 2007 Deerfield acquisition. As a result, the US$300,000 cash and 4,750,000 shares previously held in escrow were released. Of the cash released, US$100,000 plus interest was paid to MegaWest for reimbursement of costs associated with leasing additional acreage.

During the nine months ended January 31, 2008, MegaWest drilled fifteen exploration wells. The objectives of this drilling program was to further define the commercial prospectivity of the Upper Warner sand formation, to analyze the secondary Blue Jacket sand formation, and to validate the Roubidoux formation as a source water zone. All

MegaWest Energy Corp.

Management Discussion and Analysis as of March 26, 2008

(in Canadian dollars unless otherwise indicated)

these formations are found at expected depths. Initial results show that the Upper Warner formation has an average reservoir porosity of 20 percent, average net pay of 30 feet, and average oil saturation exceeding 60 percent, resulting in approximately 28,000 barrels of oil in place per acre. These initial drilling results confirm the Company’s geological model and as a result, MegaWest is aggressively moving forward with facilities construction and development drilling for an enhanced oil recovery demonstration project (the “Marmaton River Project – Phase I”).

In March 2008, MegaWest completed construction and began injecting steam at its Marmaton River commercial demonstration project. The Marmaton project is a steam-flood with thirteen inverted seven-spot well patterns covering ten acres. The facilities include a 50 million BTU/hr steam generator along with production treating vessels and tanks. Fifty-seven wells were drilled for production, steam injection, source water and disposal. The produced oil will be sold at the plant gate to a local refinery and is expected to receive over 80 percent of the West Texas Intermediate posted price (“WTI”).

Chetopa, Kansas

The Chetopa project is a small, heavy oil project located two miles south of Chetopa, Kansas. The assets acquired include certain oil and gas equipment and a 100 percent interest in two oil and gas leases covering 392 unproved acres. The land is undeveloped except for a 15 acre thermal project that includes 20 steam injector wells, 33 producer wells, a water well, a tank battery, steam generator and two transfer stations.

The Chetopa project was originally assessed to acquire the surface equipment and steam generator at a discount for use in Missouri. However, the Company elected to refurbish the facilities and has commenced production. In June the first truckload of oil was shipped from the facility. During the nine months ended January 31, 2008, the Company continued to operate in a pre-commercial stage, as the Company is still commissioning the project facilities and getting the assets operating at their intended use. Expenditures in the quarter consisted of operating expenses, oil sales and expenditures on oil and gas assets. To date, consistent commercial production rates have not been realized. Produced oil is trucked and sold a local refinery and to date has been sold for over 80 percent of WTI. During the next three months MegaWest will evaluate the Chetopa operating results and decide if additional acreage will be developed.

As part of the Chetopa acquisition, MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable only after the Company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project’s net revenues. As at January 31, 2008 no net revenue interest has been paid as the Company has not recovered its capital and operating costs.

Kentucky Reserves, Kentucky

The Kentucky Reserves project includes a 62.5 percent working interest in the shallow rights and an additional 37.5 percent working interest in the deep rights, in certain oil and gas leases totaling approximately 35,400 unproved acres in the Edmonson, Warren and Butler counties of Kentucky.

During the nine months ended January 31, 2008, MegaWest drilled eight exploration wells. This drilling program was designed to validate the Company’s geological model and confirm the presence of commercial quantities of heavy oil resources. Core was recovered from each of the wells in this program, confirming the existence of the Tar Springs, the Hardinsburg and the Big Clifty sandstones. The core samples have been analyzed and show that the primary target (the Big Clifty sandstones) has an average reservoir porosity of 18 percent, average net pay of 46 feet, with an average oil saturation of 55 percent, resulting in roughly 35,000 barrels of oil in place per acre. Based on these results, the Company has commenced for a second exploratory drilling program with the goal of finalizing the location for the first phase of commercial production. To date 4 of 11 wells have been drilled. The construction

MegaWest Energy Corp.

Management Discussion and Analysis as of March 26, 2008

(in Canadian dollars unless otherwise indicated)

and commencement of thermal pilot project is planned for the fall of 2008. The Company has purchased a 50 million BTU/hr steam generator for this project.

The Company is committed to fund a work program covering the first U.S. $15,000,000 of exploration, testing and development expenditures by October 2009. This work program is aimed at proving commercial recovery of the potential oil contained in the leases. To January 31, 2008 the Company has spent $2.5 million towards this commitment.

Trinity Sands, Texas

Currently, MegaWest’s interest in the project consists of, approximately, 34,600 unproved acres in Edwards County, Texas. Pursuant to earn-in agreements the Company may earn up to a 66.67 percent working interest in all leased acreage. Included in the total undeveloped acreage are 20,600 acres in which we have already earned a 50 percent working interest and 13,300 acres in which we have earned a 25 percent working interest.

During the quarter, MegaWest commenced an exploration drilling program with the goal to drill indentified prospects and validate the Company’s geological model. To date, seven wells have been drilled and results are currently being analyzed.

Big Sky, Montana

On October 24, 2007 the Company completed the acquisition of a 40 percent working interest in two prospects in Montana totaling 37,400 undeveloped acres in Choteau County, Montana. MegaWest will earn an addition 20 percent working interest in each prospect by carrying its working interest partner through the first U.S.$2.5 million of work. In addition, MegaWest and its working interest partner have established a regional Area of Mutual Interest (“AMI”) covering approximately 1,000,000 acres that shall remain active for the next two years. The interest in the AMI shall be divided 65 percent to MegaWest and 35 percent to its partner. MegaWest shall pay for the lease acquisition, initial geological and geophysical activity, drilling and completing of all wells, if any, comprising an agreed upon initial work program for each new prospect within the AMI and shall receive 100 percent payout of all such costs and expenses incurred for each such prospect prior to its partner receiving its respective share. Subsequent to January 31, 2008 the Company acquired an additional 2,000 unproved acres in the project.

The Company is in the process of formulating an exploration plan that will include some seismic data acquisition to identify future drilling locations.

Summary of Quarterly Results

		2008			2007			2006
(000’s )	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Interest income	$ 140	$ 240	$ 291	$ 258	$ 3	$ 1	$ 1	$ -
Loss	(4,481)	(2,231)	(2,378)	(3,560)	(3,276)	(34)	(23)	(146)
Loss per share	(0.06)	(0.03)	(0.03)	(0.10)	(0.21)	(0.00)	(0.00)	(0.02)
Total Assets	$55,674	$57,167	$49,584	$52,533	$11,013	$ 23	$ 30	$ 31

Starting in December 2006 (third quarter of fiscal 2007), the Company began operations as an oil and gas company. As a result, the increases in total assets relate to the cash proceeds from private placements and capital assets from acquisition of oil and gas assets. The net loss is mainly attributable to:

MegaWest Energy Corp.

Management Discussion and Analysis as of March 26, 2008

(in Canadian dollars unless otherwise indicated)

•	stock-based compensation expense related to stock option and warrant grants to new employees, directors, and consultants;
•	foreign exchange loss on U.S. dollar cash balances translated to Canadian dollars; and
•	administrative costs related to employee salaries and office operations costs.

Financial Review

Three Months Ended January 31, 2008

MegaWest reported a net loss of $4,481,422, ($0.06) per share basic and diluted, for the three months ended January 31, 2008, compared with a net loss of $3,275,659, ($0.21) per share, for the comparable 2007 period. The loss for the 2008 period was mainly attributable to general and administrative expenses of $1,303,371, a loss on marketable securities of $1,328,535 and financing costs of $2,466,000 offset by a foreign exchange gain of $535,544.

During December 2006 the Company changed its focus to oil and gas exploration and a number of employees were hired and a new office was established in Calgary, Alberta that resulted in salary and benefit costs, increased professional fees, investor relation fees and office costs. General and administrative expenses for the three months ended January 31, 2008 totaled $1,303,371, net of $340,522 capitalized to oil and gas projects. During the three months ended January 31, 2007 the Company was seeking new business opportunities and total general and administrative expenses was $3,337,480.

Included in general administrative expense is stock–based compensation expense of $257,280 attributable to the cost associated with granting stock options to new employees and consultants and $123,900 attributable to the cost associated with issuing shares for consulting services. For the three months ended January 31, 2007 general administrative expense included stock-based compensation expense of $1,170,728 attributable to the cost associated with granting stock options to new employees and consultants and $1,600,800 attributable to the cost associated with issuance of warrants to various investor relations consultants.

As noted above, the Company’s change in business plan resulted in the hiring of staff and as such the Company incurred salary and benefit costs of $634,562 during the three months ended January 31, 2008 (2007 - $388,212).

Professional fees totaled $137,046 (2006 - $107,173) and consist of audit, accounting and legal fees primarily related to filing registration documents with the Securities and Exchange Commission (SEC) during the quarter.

In an effort to raise investor awareness of the Company we incurred investor relation expenses of $207,565 during the three months ended January 31, 2008 (2007 - $7,374).

Office and operations costs during the three months ended January 31, 2008 totaled $283,540 (2007 - $63,193) and are primarily made up of office rent and supplies, information technology license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.

The foreign exchange gain for the three months ended January 31, 2008 resulted primarily from the translation of our U.S. dollar denominated cash balances into our Canadian dollar functional currency. The Canadian dollar weakened in value compared to the U.S. dollar during the quarter. The Company has not entered into any hedging agreements, however the Company holds U.S. dollars to satisfy its U.S. denominated project costs.

The loss on marketable securities relates to the non-temporary decline in value of MegaWest’s investment in Energy Finders.

MegaWest Energy Corp.

Management Discussion and Analysis as of March 26, 2008

(in Canadian dollars unless otherwise indicated)

Financing costs of $2,466,000 were recorded to reflect the incremental cost associated with extending the term of 18,682,623 common share purchase warrants by six months.

The Company had interest income of $140,325 for the three months ended January 31, 2008 compared with $2,564 for the comparable period. The increase in interest income for the 2008 period is related to interest earned on cash balances generated from private placements that raised an aggregate amount of U.S.$34,011,050 in the third and fourth fiscal quarters of 2007.

Nine Months Ended January 31, 2008

MegaWest reported a net loss of $9,090,068, ($0.12) per share basic and diluted, for the nine months ended January 31, 2008, compared with a net loss of $3,332,779, ($0.35) per share, for the comparable 2007 period. The loss for the 2008 period was mainly attributable to general and administrative expenses of $3,950,548, a loss on marketable securities of $1,328,535, financing costs of $2,466,000 and a foreign exchange loss of $1,817,125.

General and administrative expenses for the nine months ended January 31, 2008 totaled $3,950,548, net of $1,063,850 capitalized to oil and gas projects. During the nine months ended January 31, 2007 the Company was seeking new business opportunities and total general and administrative expenses was $3,394,600.

Included in general administrative expense is stock–based compensation expense of $976,560 for the nine months ended January 31, 2008 and is attributable to the cost associated with granting stock options to employees and consultants and $394,900 attributable to the cost associated with issuing shares for consulting services.

For the nine months ended January 31, 2007 general administrative expense included stock-based compensation expense of $1,170,728 attributable to the cost associated with granting stock options to new employees and consultants and $1,600,800 attributable to the cost associated with issuance of warrants to various investor relations consultants.

As noted above, the Company’s change in business plan resulted in the hiring of staff and as such the Company incurred salary and benefit costs of $1,880,665 during the nine months ended January 31, 2008 (2007 - $388,212).

Professional fees during the nine months ended January 31, 2008 totaled $555,456 (2007 - $153,136) and are primarily made up of audit, accounting, legal and filing costs of related to the year end audit, filing registration documents with the SEC and costs related to the Company’s annual general meeting.

In an effort to raise investor awareness of the Company we incurred investor relation expenses of $509,016 during the nine months ended January 31, 2008 (2007 - $7,374).

Office and operations costs during the nine months ended January 31, 2008 totaled $697,801 (2007 - $74,350) and are primarily made up of office rent and supplies, information technology license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.

The foreign exchange loss for the nine months ended January 31, 2008 resulted primarily from the translation of our U.S. dollar denominated cash balances into our Canadian dollar functional currency. The Canadian dollar strengthened in value compared to the U.S. dollar during the period. The Company has not entered into any hedging agreements, however the Company holds U.S. dollars to satisfy its U.S. denominated project costs.

The loss on marketable securities relates to the non-temporary decline in value of MegaWest’s investment in Energy Finders.

MegaWest Energy Corp.

Management Discussion and Analysis as of March 26, 2008

(in Canadian dollars unless otherwise indicated)

Financing costs of $2,466,000 were recorded to reflect the incremental cost associated with extending the term of 18,682,623 common share purchase warrants by six months.

The Company had interest income of $670,893 for the nine months ended January 31, 2008 compared with $2,564 for the comparable period. The increase in interest income for the 2008 period is related to interest earned on cash balances generated from private placements that raised an aggregate amount of U.S. $34,011,050 in the third and fourth fiscal quarters of 2007.

LIQUIDTY AND CAPITAL RESOURCES

As the Company’s projects are in the exploration stage and profitable oil and gas operations have not been attained, MegaWest anticipates spending its existing funds in the first quarter of fiscal 2009 to acquire, explore, appraise and develop new and existing oil and gas projects. MegaWest will need additional funds to continue operations and fund the remainder of its 2008 and 2009 activities.

In addition, the ultimate development of MegaWest’s oil and gas projects, if proven commercial, will require additional funding. MegaWest is in the process of seeking additional capital, which could be in the form of equity, debt and or joint venture farmouts. Given the amount of reserves and resources identified on the Company’s leases (announced in December 2007) and the current high oil price environment, the Company’s management believes it will be successful in raising additional capital. MegaWest’s future operations are dependent upon its ability to obtain additional financing and ultimately achieve profitable operations. The outcome of these matters cannot be predicted with certainty at this time.

Cash and Financial Conditions

MegaWest had working capital of $9,257,915 as at January 31, 2008 compared to working capital of $28,152,901 as at April 30, 2007. Cash used in operating activities for the three months ended January 31, 2008, totaled $934,522 on a $2,015,422 net loss for the period. Cash used in operating activities for the nine months ended January 31, 2008, totaled $2,821,127 on a $6,624,068 net loss for the period.

As at January 31 and March 26, 2008, MegaWest had cash available of $9.7and $6.1 million, respectively.

Investing Activities

Cash used in investing activities was $6,892,143 for the three months ended January 31, 2008 (2007 - $1,939,245) and included cash capital expenditures of $5,849,705 incurred on the Company’s oil and gas projects and corporate capital costs as follows:

•	$281,791 on the Chetopa project for facility commissioning and completion;
•	$2,303,331 on the Deerfield Missouri project for lease acquisition, geological and geophysical activities and facilities costs for the construction of the Marmaton River thermal demonstration project;
•	$464,669 on the Kentucky Reserves project for lease rentals, geological and geophysical activities and costs associated with initiating an exploration drilling program;
•	$2,125,278 on the Trinity Sands project for geological and geophysical activities and costs during the quarter associated with a seven well exploration program;

MegaWest Energy Corp.

Management Discussion and Analysis as of March 26, 2008

(in Canadian dollars unless otherwise indicated)

•	$141,123 for lease acquisitions and geological and geophysical activities on the Montana Big Sky project; and
•	$533,513 for other expenditures on oil and gas and office equipment, including costs for the acquisition of used steam generators.

Cash used in investing activities was $14,678,415 for the nine months ended January 31, 2008 (2007 - $1,939,245) and included cash capital expenditures of $14,683,417 incurred on the Company’s oil and gas projects and corporate capital costs as follows:

•	$1,879,433 on the Chetopa project for facility commissioning and completion;
•

$3,829,443 on the Deerfield Missouri project for lease acquisition, geological and geophysical activities, drilling 15 exploration wells and facilities costs for the construction of the Marmaton River thermal demonstration project;

•	$2,569,780 on the Kentucky Reserves project for lease rentals, geological and geophysical activities and costs associated with drilling and analyzing 12 exploration wells;
•	$5,035,273 on the Trinity Sands project for lease rentals, geological and geophysical activities and costs to date associated with a seven well exploration program;
•	$512,132 for the cash consideration paid for the acquisition of the Montana Big Sky project; and
•	$857,356 for other expenditures on oil and gas and office equipment, including costs for the acquisitions of used steam generators.

Financing Activities

Cash received from financing activities was $90,179 for the three and nine months ended January 31, 2008, and relates to the exercise of 180,000 units at U.S.$0.50 per unit. The common shares issued during the quarter related to incentive warrant and stock option exercises were done on a cashless basis. Cash received from financing activities during the three and nine month periods ended January 31, 2007 was $9,398,628 and related to proceeds from the private placement financings.

The Company’s debt obligations at January 31, 2008 consist of convertible promissory notes and potential cash payout obligations on exchange shares. Subsequent to January 31, 2008 all of the exchange shares have been converted into 9,500,000 common shares of MegaWest.

The convertible promissory notes of U.S.$1,700,000 were assumed on December 20, 2006 in connection with the acquisitions of Deerfield Kansas and Trinity. The principal and interest are convertible into common shares at US $0.25 per share until June 20, 2008. The interest rate on the notes is six percent per annum.

The Company’s shares trade in the United States on the Over-the-Counter Bulletin Board exchange (“OTC”). The number of outstanding shares and the number of shares that could be issued if all of our dilutive instruments are converted to shares at the following dates were:

MegaWest Energy Corp.

Management Discussion and Analysis as of March 26, 2008

(in Canadian dollars unless otherwise indicated)

	March 26, 2008	January 31, 2008	April 30, 2007

Common shares outstanding	92,881,666	83,269,324	72,436,050

Exchange shares (1)	-	9,500,000	9,500,000
Stock options (2)	10,314,000	10,014,000	9,669,000
Warrants
Private placement (3)	18,682,623	18,682,623	18,592,623
Incentive (4)	14,325,000	14,450,000	19,500,000
Consulting (5)	6,000,000	6,000,000	6,000,000
Acquisition (6)	250,000	250,000	-
Unit rights (7)	562,500	562,500	832,500
Convertible promissory notes (8)	7,301,900	7,255,000	6,945,200
Common shares in escrow(9)	-	-	4,750,000
Total potential shares	150,317,689	149,983,447	148,225,373

Notes:

(1)

Represents 95,000 class B shares of our subsidiary, MegaWest USA, as part of the consideration given to acquire Trinity. Each class B exchange share was converted into 100 of our common shares in February 2008.

(2)	Represents stock options to purchase common shares at prices from U.S.$0.10 to U.S.$2.25 per share, with expiry dates from March 15, 2008 through to March 15, 2012 and with various vesting terms.
(3)

Represents whole share purchase warrants issued in connection with our private placement offerings. Each whole share purchase warrant is exercisable into one common share at prices from U.S.$1.00 to U.S.$1.30, with expiry dates from January 5, 2008 to March 1, 2008. On December 14, 2007 the Company extended the term of these warrants to July 5, 2008 and August 28, 2008.

(4)

Represents warrants that entitle the holder to purchase common shares of the Company at a price of U.S.$0.10 per share for a period of nine months after vesting if the holder thereof brings a project of merit (i.e. a project with a potential economic value in the amount of at least U.S.$1.00 multiplied by the total number of warrants issued to the holder) to the directors of our company by January 15, 2009. To date, 19,000,000 of these warrants have vested.

(5)

Represents warrants granted to various investor relations and other contractors. The consulting warrants are exercisable into one common share at an exercise price of U.S. $0.50 and expire on January 5, 2009.

(6)	Represent warrants granted as part consideration for the acquisition of the Big Sky project in Montana. Each warrant is exercisable into one common share at a price of U.S.$2.50 until April 24, 2009.
(7)

Represents rights to buy an additional 375,000 units under the same terms as the March U.S.$1.00 private placement (unit includes one common share and one half common share purchase warrant exercisable at U.S.$1.30). These rights, including the underlying common share purchase warrants, expire on August 28, 2008.

MegaWest Energy Corp.

Management Discussion and Analysis as of March 26, 2008

(in Canadian dollars unless otherwise indicated)

(8)

Represents common shares that could potentially be issued from convertible promissory notes in the aggregate amount of US$1,700,000, including accrued interest at a rate of 6% per annum, which together maybe converted into common shares at US$0.25 per share until June 20, 2008.

(9)	Represents shares held in escrow pursuant to the Deerfield Energy LLC acquisition. In October 2007 the terms of the escrow were met and the shares have been released.

Contractual Obligations

The annual MD&A for the year ended April 30, 2007 includes a summary of the Company’s contractual obligations. There have been no new material changes to those obligations during the nine months ended January 31, 2008.

TRANSACTIONS WITH RELATED PARTIES

The Company incurred the following related party transactions in the period ended January 31, 2008. These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

(1)

The Company’s Chief Financial Officer (“CFO”) George Orr, is affiliated with a private company that assisted MegaWest in completing previous share issue private placements and that currently provides the Company with ongoing investor relations services. MegaWest paid $45,000 and $144,600 for these services for the three and nine month periods ended January 31, 2008, respectively (2007 – nil).

(2)

Pursuant to employment contracts, the Company paid $159,914 and $474,041 in salaries and benefits to George T. Stapleton, II (the Chief Executive Officer (“CEO”)), R. William Thornton (the Chief Operating Officer) and George Orr for the three and nine months ended January 31, 2008, respectively (2007 – $317,016).

(3)

The acquisitions of the Chetopa, Deerfield Missouri and Trinity Sands projects in fiscal 2007 were considered related party transactions, since at their respective acquisition dates, George T. Stapleton, II (a director and the Chief Executive Officer of MegaWest) was also the Chief Operating Officer and unitholder of Trinity Sands (47.37 percent of issued and outstanding units) and Deerfield Missouri (15.86 percent of the issued and outstanding units), the parent company of the Chetopa project.

As a result, George T. Stapleton, II, or a private company controlled by him, received: (i) 39,650 of the shares of MegaWest common stock issued to acquire the Chetopa project; (ii) US$251,880 cash to acquire Deerfield Missouri, including a change of control fee, and 753,360 shares of MegaWest common stock; and (iii) U.S.$94,737 cash of the consideration issued to acquire Trinity Sands and 45,000 class B exchange shares of our subsidiary, MegaWest Energy (USA) Corp. that were converted into 4,500,000 shares of MegaWest common stock in February 2008.

(4)

In December 2006, 10,000,000 incentive warrants (exercisable for shares of our common stock at US$0.10 per share) were granted to Endurance Energy Consulting Ltd., a private company controlled by MegaWest’s COO and 9,000,000 incentive warrants (exercisable for shares of our common stock at US$0.10 per share) were granted to Gladrock Energy LLC, a private company that is controlled by a director of MegaWest. The warrants were granted as consideration of the holder's efforts in identifying, evaluating and delivering oil and gas properties to MegaWest as the Endurance warrant holders were credited with the Montana Big Sky project and Gladrock was credited with the Kentucky Reserves acquisition.

MegaWest Energy Corp.

Management Discussion and Analysis as of March 26, 2008

(in Canadian dollars unless otherwise indicated)

(4)	The Company incurred $72,108 and $87,608 respectively, in general and administrative costs to entities controlled by former directors during the nine months ended January 31, 2007.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our accounting principles are described in Note 1 to the annual consolidated financial statements for the year ended April 30, 2007 and 2006. We prepare our annual consolidated financial statements in conformity with GAAP in Canada, which conform in all material respects to U.S. GAAP except for those items disclosed in Note 19 to the annual consolidated financial statements. For U.S. readers, we have detailed the differences and have also provided a reconciliation of the differences between Canadian and U.S. GAAP in Note 19 to the annual consolidated financial statements.

The preparation of our financial statements requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis we evaluate our estimates, including those related to acquisitions, asset impairment, valuation allowances, volatility and market value of our share price and contingencies. These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The critical accounting policies that affect the more significant judgments and estimates used in preparation of our financial statements are described our annual MD&A for the year ended April 30, 2007 and have not changed to date.

CHANGE IN ACCOUNTING POLICIES

On May 1, 2007, the Company adopted new Canadian accounting standards regarding other comprehensive income, financial instruments and hedge accounting.

(1)	Section 1530 Comprehensive Income (“S.1530”) and Section 3251 Equity (“S.3251”):

S.1530 requires presentation of certain gains and losses outside of net income, such as unrealized gains or losses related to hedges or other derivative instruments. Other comprehensive income represents items such as the change in equity arising from unrealized gains and losses from financial instruments designated as available-for-sale and changes in fair market value of derivatives designated as hedges, and is presented as a separate component of shareholders’ equity on the balance sheet. S.3251 established standards for the presentation of equity and changes in equity during the period.

(2)	Section 3855 Financial Instruments – Recognition and Measurements ("S.3855”) and Section 3861 Financial Instruments – Disclosure and Presentation (“S.3861”):

S.3855 establishes standards for recognizing and measuring financial assets and financial liabilities and non-financial derivatives as required to be disclosed under S.3861. Financial instruments are required to be classified in one of five ways: (i) held for trading, (ii) held to maturity, (iii) loans and receivables (iv) available-for-sale, or (v) other financial liabilities.

At May 1, 2007 the Company’s financial instruments include cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and convertible promissory notes. Cash and cash equivalents and accounts receivable are considered held to maturity and are recorded at amortized cost. Marketable securities are considered available-for-sale and are recorded at fair value, with the changes in fair

MegaWest Energy Corp.

Management Discussion and Analysis as of March 26, 2008

(in Canadian dollars unless otherwise indicated)

value recorded in comprehensive income. Convertible promissory notes are considered other financial liabilities and are recorded at amortized cost.

(3)	Section 3865 Hedges (“S.3865”):

S.3865 establishes standards for how and when hedge accounting may be applied. The Company does not currently participate in any hedging activities.

The Company also adopted Section 1506 Accounting Changes, the only impact of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Sections 3862 Financial Instrument Disclosures and 3863 Financial Instruments Presentation, which are required to be adopted for fiscal years beginning on or after January 1, 2007. The Company will adopt these standards on May 1, 2008 and it is expected the only effect on the Company will be incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

RISKS AND UNCERTAINTIES

The annual MD&A for the year ended April 30, 2007 includes an overview of certain business risks and uncertainties facing the Company. Those risks remain in effect on January 31, 2008.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than the items noted above in contractual obligations.

FINANCIAL INSTRUMENTS

The Company is exposed to exchange rate fluctuations between the U.S. and Canadian dollars. The Company does not engage in the use of derivative financial instruments.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company maintains a set of internal controls and disclosure controls over financial reporting which have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP. For the three and nine month periods ended January 31, 2008, there have been no changes in the design of internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Refer to the annual MD&A for the year ended April 30, 2007 for a further discussion of internal controls over financial reporting.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This document contains statements about expected or anticipated future events and financial results that are forward-looking in nature and as a result, are subject to certain risks and uncertainties, such as general economic, market and business conditions, the regulatory process and actions, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the actual presence or recoverability of estimated oil and gas resources, the occurrence of unexpected events, and the Company's capability to execute and implement its future plans. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

MegaWest Energy Corp.

Management Discussion and Analysis as of March 26, 2008

(in Canadian dollars unless otherwise indicated)

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the U.S. and on Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the U.S. and Canada) and the other recent filings in the U.S. and Canada. These filings are available at www.sec.gov in the U.S. and www.sedar.com in Canada.

Company Information

Additional information related to MegaWest is available on the Company’s website at www.megawestenergy.com , SEDAR’s website at www.sedar.com and the EDGAR’s website at www.sec.gov.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, George Stapleton, Chief Executive Officer of MegaWest Energy Corp. certify the following:

1.  Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of MEGAWEST ENERGY CORP. (the issuer) for the interim period ending January 31, 2008

2.  No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.  Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: March 31, 2008

/s/ George Stapleton

George Stapleton

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)      controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)     a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, George Orr, Chief Financial Officer of MegaWest Energy Corp. certify the following:

1.  Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of MEGAWEST ENERGY CORP. (the issuer) for the interim period ending January 31, 2008

2.  No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.  Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: March 31, 2008

/s/ George Orr

George Orr

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)      controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)     a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

Per: /s/ George Orr

F. George Orr

Chief Financial Officer and Director

(Principal Executive Officer)

Dated: April 1, 2008

CW1768564.1